Exhibit 16.1

October 26, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Gentlemen:

We have read item 4.01 of Form 8-K dated October 20, 2006 of Wireless Holdings, Inc. and are in agreement with the statements contained in paragraphs one, two, three and four therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Jewett, Schwartz & Associates